

September 28, 2012

Via E-mail
Mr. Wan Feng
President and Executive Director
China Life Insurance Company Limited
16 Financial Street
Xicheng District
Beijing 100033, China

> **Re:** **China Life Insurance Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 26, 2012**
> **File No. 001-31914**

Dear Mr. Feng:

We have reviewed your September 14, 2012 response to our August 16, 2012 comment letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item18. Financial Statements
Notes to Consolidated Financial Statements
13. Insurance Contracts, page F-60

1. Please refer to prior comment two. We acknowledge the information and proposed new disclosure provided in your response. However, you have not adequately described those key assumptions that changed, thus strengthening your reserves by RMB 3.3 billion in 2011 and releasing your reserves by RMB 6.4 billion in 2010. Please provide us this information as proposed disclosure to be included in future periodic filings. In particular, explain why you believed each of these assumption changes was necessary and quantify the resulting impact of each change on your operating results for those periods presented. Refer to guidance in paragraph 37 of IFRS 4.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant